January 28, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

VIA FACSIMILE: (202) 772-9205

Attention: John Zitko

Dear Mr. Zitko,

Re:	Principle Security International Incorporated
Registration Statement on Form SB-2
Amendment 2 Filed November 27, 2007
File No. 333-145730

We will be amending our filing of the Form SB-2 Registration Statement originally filed with the Securities and Exchange Commission on August 27, 2007, as we are providing you with a current set of financial statements as at November 30, 2007. We will be filing the amended Form SB-2 via EDGAR.

We have been advised that you have no further comments at this time and trust that we have adequately addressed all of the comments as raised.

Yours truly,

PRINCIPLE SECURITY INTERNATIONAL INCORPORATED

CHARLES PAYNE
Charles Payne
Principal Executive Officer
January 28, 2008